SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SPAR GROUP, INC.

(Name of Subject Corporation (Issuer) and Filing Persons (Offeror))

Stock Options to Purchase Common Stock, $0.01 Par Value

(Title of Classes of Securities)

784933103

(CUSIP Number of Class of Securities Underlying Options)

Notices and Communications to:	Copies to:
James R. Segreto Chief Financial Officer, Treasurer and Secretary SPAR Group, Inc. 560 White Plains Road, Suite 210 White Plains, New York 10591 (914) 332-4100	Lawrence David Swift, Esq. Troutman Sanders LLP The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 (212) 704-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$650,172	$36.28

Calculated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 2,077,185 shares of common stock of SPAR Group, Inc. having an aggregate value of $650,172 as of August 6, 2009, will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable

Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offers).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offers).

TABLE OF CONTENTS

Item 1	Summary Term Sheet	3

Item 2	Subject Corporation Information	3

Item 3	Identity and Background of Filing Person	4

Item 4	Terms of the Transaction	4

Item 5	Past Contracts, Transactions, Negotiations and Arrangements	5

Item 6	Purposes of Transaction and Plans or Proposals	5

Item 7	Sources and Amount of Funds or Other Consideration	5

Item 8	Interest in Securities of the Subject Corporation	6

Item 9	Person/Assets, Retained, Employed, Compensated or Used	6

Item 10	Financial Statements	6

Item 11	Additional Information	7

Item 12	Exhibits	7

Item 13	Information Required by Schedule 13E-3	7

SIGNATURE		7
EXHIBIT INDEX
EX-99	(a)(1)(A) Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated August 24, 2009 (the “Exchange Offer”)

EX-99	(a)(1)(B) Form of email notice/reminder/cover letter (which will be attached as Exhibit A to the Exchange Offer)

EX-99	(a)(1)(C) Election Form Sample (which will be attached as Exhibit B to the Exchange Offer)

EX-99	(a)(1)(D) Revocation Form (which will be attached as Exhibit C to the Exchange Offer)

EX-99	(a)(1)(E) Outside Directors Share Exchange Rate Schedule (which will be attached as Exhibit D to the Exchange Offer)

EX-99	(a)(1)(F) Exchange Offer Q&A’s (which will be attached as Exhibit E to the Exchange Offer)

EX-99	(a)(1)(G) Summary Description and Prospectus dated August 24, 2009, respecting the SPAR Group, Inc. 2008 Stock Compensation Plan, as amended

This Tender Offer Statement on Schedule TO relates to an offer by SPAR Group, Inc., a Delaware corporation (“SGRP” or the “Corporation”), being made to the directors, officers (including executive officers) and employees of and consultants to the Corporation and its subsidiaries and certain affiliates (“Eligible Participants”), which includes several persons who are in “Retirement” as contemplated in the Corporation’s 2008 Stock Compensation Plan, as amended through May 28, 2009 (the “2008 Plan”). The Eligible Participants hold existing stock option contracts (“Existing Option Contracts”) evidencing nonqualified stock options (the “Eligible Options”) to purchase shares of the Corporation’s common stock, par value $0.01 per share (the “SGRP Shares”), in the maximum aggregate amount of 2,077,185 SGRP Shares (without regard to vesting), which have exercise prices substantially in excess of the current market price for the SGRP Shares. The Corporation is offering to grant new nonqualified stock options having a new lower exercise price of $0.40 per share (the “New Stock Options”) and exchange them for the Existing Option Contracts and Eligible Shares held by the Eligible Participants (at their respective options) upon the terms and provisions and subject to the conditions set forth in (i) the Exchange Offer attached hereto as Exhibit (a)(1)(A), (ii) the form of letter that will be used for emails, document transmittals and reminders attached hereto as Exhibit (a)(1)(B) (the “Cover Letter”), which will be attached to the Exchange Offer as Exhibit A, (iii) a sample of the Election Form attached hereto as Exhibit (a)(1)(C) (the “Election Form”), which will be attached to the Exchange Offer as Exhibit B, (iv) the sample Revocation Form attached hereto as Exhibit (a)(1)(D) (the “Revocation Form”), which will be attached to the Exchange Offer as Exhibit C, (v) the Outside Directors Share Exchange Rate Schedule attached hereto as Exhibit (a)(1)(E) (“Outside Director Schedule”), which will be attached to the Exchange Offer as Exhibit D, and (vi) the Exchange Offer Q&A’s attached hereto as Exhibit (a)(1)(F) (the “Q&A’s”), which will be attached to the Exchange Offer as Exhibit E. The documents listed in items (i) through (vi), above, as each may be supplemented or amended from time to time in the required manner, may be referred to individually as an “Exchange Document” and collectively as the “Exchange Documents”). The Corporation has also made available to the Eligible Participants a copy of the Summary Description and Prospectus dated August 24, 2009, respecting the SPAR Group, Inc. 2008 Stock Compensation Plan, as amended, attached hereto as Exhibit (a)(1)(G) (the “2008 Plan Prospectus”).

The following disclosure materials also are available to all on the Corporation’s website, www.sparinc.com: (1) each of the Exchange Documents; (2) the 2008 Plan and 2008 Plan Prospectus; (3) the Corporation’s by-laws, committee charters, ethics code and trading policies; (4) the Corporation’s Annual Report on form 10-K for the year ended December 31, 2008, as filed with the SEC on April __, 2009 (the “2008 Annual Report”); (5) the Corporation’s annual Proxy Statements in accordance with Schedule 14A for its 2009 Annual Meeting of Stockholders as filed with the SEC on April 29, 2009 (the “2009 Proxy Statement”), including the portions incorporated by reference into the 2008 Annual Report; and (6) the Corporation’s Quarterly Report on Form 10-Q at and for the period ended June 30, 2009, as filed with the SEC on August 14, 2009 (the “6-30-09 Quarterly Report”).. The documents listed in items (1) through (6), above, as each may be supplemented or amended from time to time in the required manner, may be referred to individually as an “Disclosure Document” and collectively as the “Disclosure Documents”).

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet

The information set forth in the Exchange Offer under the CAPTION “SUMMARY OF EXCHANGE OFFER” and in the Cover Letter and Q&A’s is incorporated herein by reference.

Item 2. Subject Corporation Information.

(a) Name and Address

SPAR Group, Inc., is the issuer of the securities subject to the Exchange Offer. The address of the Corporation’s principal executive office is 560 White Plains Road, Suite 210, Tarrytown, New York 10591, and the telephone number at that address is (914) 332-4100.

(b) Securities.

The subject class of securities consists of the Eligible Options to purchase an aggregate maximum of 2,077,185 SGRP Shares (without regard to vesting) currently held by the Eligible Participants under their respective Existing Option Contracts. The actual number of SGRP Shares that will be covered by the New Stock Options to be issued in the Exchange Offer will depend on the number of Eligible Participants who voluntarily elect to participate and the number of their Existing Option Contracts (and the Eligible Options evidenced by them) they elect to surrender for cancellation and exchange, but will not exceed 2,077,185 SGRP Shares.

The information set forth in the Exchange Offer under the following CAPTIONs and sub-captions is hereby incorporated herein by reference: “SUMMARY OF EXCHANGE OFFER”; “GENERAL TERMS OF THE EXCHANGE OFFER” - “Exchange Consideration” and “Maximum New Option Shares and Estimated Additional Compensation Expense”; and “OUR COMMON STOCK” - “Price Range of Our Common Stock”, “Dividends”, “Issuer Purchases of Equity Securities, and “Security Ownership of Certain Beneficial Owners and Management” (in which “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated by reference from our 2008 Annual Report and our 2009 Proxy Statement).

(c) Trading Market and Price.

The information set forth in the Exchange Offer under the following CAPTION and sub-caption is hereby incorporated herein by reference: “OUR COMMON STOCK” - “Price Range of Our Common Stock”.

Item 3. Identity and Background of Filing Person

(a) Name and Address.

The filing person is the SGRP, the issuer. The information set forth under Item 2(a) above is hereby incorporated in this Item 3(a) by reference.

The information set forth in the Exchange Offer contained under the CAPTION and sub-caption “OUR FINANCIAL CONDITON, MANAGEMENT, ETC.” - “Annual Report” is hereby incorporated herein by reference, which in turn incorporates by reference from SGRP’s 2008 Annual Report the following relevant items (among others): “Item 10 - Directors, Executive Officers and Corporate Governance” (incorporated by reference from our 2009 Proxy Statement) and “Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” (incorporated by reference from our 2009 Proxy Statement), which items contains information regarding the Corporation’s directors, named executive officers and principal shareholders.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under the following CAPTIONS and all sub-captions under each such CAPTION (or such individual sub-captions as are listed if less than all) is hereby incorporated herein by reference: “SUMMARY OF EXCHANGE OFFER”; “INTRODUCTION”; “GENERAL TERMS OF THE EXCHANGE OFFER”;”NEW STOCK OPTION TERMS”; “ELECTING TO VOLUNTARILY PARTICIPATE”;”NON-PARTCIPATION, REVOCATIONS AND DEEMED REVOCATIONS”; “RISK FACTORS RESPECTING THIS EXCHANGE OFFER”;”CONDITIONS TO THE EXCHANGE”; “OUR COMMON STOCK”;OUR FINANCIAL CONDITON, MANAGEMENT, ETC”; CERTAIN FEDERAL TAX CONSIDERATIONS RESPECTING THE EXCHANGES”; and “INCORPORATION OF DOCUMENTS BY REFERENCE”.

(b) Purchases.

All directors and officers (including executive officers) of SGRP are Eligible Participants and may (to the extent they hold Eligible Options) voluntarily participate in the Exchange Offer, although its Outside Directors (as defined in the Exchange Offer) would if they participate receive somewhat less than the one-for-one exchange with the others who participate.

The information set forth in the Exchange Offer under the following CAPTIONS and all sub-captions under each such CAPTION (or such individual sub-captions as are listed if less than all) is hereby incorporated herein by reference is hereby incorporated herein by reference: “SUMMARY OF EXCHANGE OFFER”; “GENERAL TERMS OF THE EXCHANGE OFFER” - “Eligible Participants”, “Outside Directors” and “Exchange Consideration”; “NEW STOCK OPTION TERMS” - “One-for-One Exchange”, “Outside Directors Receive Less than “One-for-One”, “New Ten Year Terms Starting on the Grant Date”, “New Stock Option Exercise Price of $0;40 Per Share”, “New Stock Option’s New Four Year Vesting Schedule”, and “Other Terms of New Stock Options Substantially Unchanged”; “ELECTING TO VOLUNTARILY PARTICIPATE” - “Additional Conditions for Outside Directors and “Your Elections will become Enforceable and Your Surrendered Options will be Cancelled on the Closing Date”; “RISK FACTORS RESPECTING THIS EXCHANGE OFFER” - “Risk of Not Signing and Delivering Your New Option Contract On Time”, “Risk of No Longer Being an Eligible Participant at Issuance or Vesting” and“Risks of a Nasdaq Delisting”; and “OUR FINANCIAL CONDITON, MANAGEMENT, ETC.” - “Annual Report”, which in turn incorporates by reference from SGRP’s 2008 Annual Report the following relevant items (among others): “Item 10 - Directors, Executive Officers and Corporate Governance” (incorporated by reference from our 2009 Proxy Statement) and “Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” (incorporated by reference from our 2009 Proxy Statement).

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Corporation’s Securities.

The information set forth in the Exchange Offer contained under the CAPTION and sub-caption “OUR FINANCIAL CONDITON, MANAGEMENT, ETC.” - “Annual Report” is hereby incorporated herein by reference, which in turn incorporates by reference from SGRP’s 2008 Annual Report the following relevant items (among others): “Item 5 – (subpart) Creation and Sale of Unregistered Preferred Stock”; “Item 10 - Directors, Executive Officers and Corporate Governance” (which Item 10 is incorporated by reference from our 2009 Proxy Statement); “Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” (which Item 12 is incorporated by reference from our 2009 Proxy Statement); and “Item 13 - Certain Relationships and Related Transactions, and Director Independence” (which Item 13 is incorporated by reference from our 2009 Proxy Statement).

Item 6. Purposes of Transaction and Plans or Proposals.

(a)  Purposes.

The information set forth in the Exchange Offer under the following CAPTIONS and all sub-captions under each such CAPTION (or such individual sub-captions as are listed if less than all) is hereby incorporated herein by reference: “SUMMARY OF EXCHANGE OFFER”; and “GENERAL TERMS OF THE EXCHANGE OFFER” - “Approval and Purpose of this Exchange Offer”, “Conditions, Cancellations and Exchanges”, “Eligible Participants”, “Eligible Options and Existing Option Contracts”, “Outside Directors”, “Exchange Consideration”, “Maximum New Option Shares and Estimated Additional Compensation Expense” and “No Adverse Impact on Award Availability”.

(b)  Use of Securities Acquired.

The information set forth in the Exchange Offer under the following CAPTIONS and all sub-captions under each such CAPTION (or such individual sub-captions as are listed if less than all) is hereby incorporated herein by reference: “SUMMARY OF EXCHANGE OFFER”; “GENERAL TERMS OF THE EXCHANGE OFFER” - “Approval and Purpose of this Exchange Offer”, “Conditions, Cancellations and Exchanges”, “Eligible Participants”, “Eligible Options and Existing Option Contracts”, “Outside Directors”, “Exchange Consideration”, “Maximum New Option Shares and Estimated Additional Compensation Expense” and “No Adverse Impact on Award Availability”; and “ELECTING TO VOLUNTARILY PARTICIPATE” - “Delivery of Original Selected Contract or Indemnification of SGRP Required” and“Your Elections will become Enforceable and Your Surrendered Options will be Cancelled on the Closing Date”.

(c) Plans.

The information set forth in the Exchange Offer under the following CAPTIONS and all sub-captions under each such CAPTION (or such individual sub-captions as are listed if less than all) is hereby incorporated herein by reference: “SUMMARY OF EXCHANGE OFFER”; “INTRODUCTION” - “Our 2008 Plan and Your Stock Options Under It” and“Our Plans and Proposals”; “GENERAL TERMS OF THE EXCHANGE OFFER” - “Approval and Purpose of this Exchange Offer”; and “OUR FINANCIAL CONDITON, MANAGEMENT, ETC” (which incorporates by reference our 2008 Annual Report, our 2009 Proxy Statement, our 6-30-09 Quarterly Report and our other SEC Reports).

Item 7. Sources and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the Exchange Offer under the following CAPTIONS and all sub-captions under each such CAPTION (or such individual sub-captions as are listed if less than all) is hereby incorporated herein by reference: “SUMMARY OF EXCHANGE OFFER”; “GENERAL TERMS OF THE EXCHANGE OFFER” - “Approval and Purpose of this Exchange Offer”, “Conditions, Cancellations and Exchanges”, “Outside Directors”, “Exchange Consideration”, and “Maximum New Option Shares and Estimated Additional Compensation Expense”; and “ELECTING TO VOLUNTARILY PARTICIPATE” - “Your Elections will become Enforceable and Your Surrendered Options will be Cancelled on the Closing Date”.

(b) Conditions.

The information set forth in the Exchange Offer under the following CAPTIONS and all sub-captions under each such CAPTION (or such individual sub-captions as are listed if less than all) is hereby incorporated herein by reference: “SUMMARY OF EXCHANGE OFFER”; “GENERAL TERMS OF THE EXCHANGE OFFER” - “Approval and Purpose of this Exchange Offer”, “Risks and other Considerations”, “Exchange Period; Extensions in Our Discretion”, “Conditions, Cancellations and Exchanges”, “Amendments, Terminations, Determinations, Rejections and Waivers in Our Discretion and Without Notice”, “Eligible Participants”, “Eligible Options and Existing Option Contracts”, “Outside Directors”, “Exchange Consideration”, and“Delivery of Required Elections and Documents”; “NEW STOCK OPTION TERMS” - “New Option Contract Signature and Return Required”, “New Option Contract Subject to 2008 Plan, Etc”, “One-for-One Exchange”, “Outside Directors Receive Less than “One-for-One”, and“New Stock Option’s New Four Year Vesting Schedule”; “ELECTING TO VOLUNTARILY PARTICIPATE”; - “Completing, Signing and Delivering Your Exchange Elections during the Exchange Period”, “Selection of the Existing Option Contracts for Exchange in Your Exchange Form”, “Excluding Designated Existing Option Contracts from Your Exchanges”, “Selecting Additional Existing Option Contracts for Exchange in Additional Exchange Forms”, “Exercised or Expired Portions of Options Excluded”, “Additional Conditions for Outside Directors”, “Delivery of Original Selected Contract or Indemnification of SGRP Required”, “No Effective Exchange Election without Proper Delivery of Your Exchange Form” and “Your Elections will become Enforceable and Your Surrendered Options will be Cancelled on the Closing Date”; “NON-PARTCIPATION, REVOCATIONS AND DEEMED REVOCATIONS” - “No Response, No Exchange”, “Electing to Not Participate in Any Exchange”, “No Revocation Form Delivered, No Effect on Exchange Election” and“Not Eligible Participant, or Other Conditions Not Satisfied, No Exchange of Eligible Options”; “CONDITIONS TO THE EXCHANGE” - “Specific Conditions Applicable to Each Eligible Participant” and“General Conditions Applicable to All Exchanges”.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Corporation.

(a) Securities Ownership.

The information set forth in the Exchange Offer contained under the CAPTION and sub-caption “OUR FINANCIAL CONDITON, MANAGEMENT, ETC.” - “Annual Reports” is hereby incorporated herein by reference, which in turn incorporates by reference from SGRP’s 2008 Annual Report the following relevant items (among others): “Item 5 – (subpart) Creation and Sale of Unregistered Preferred Stock”; “Item 10 - Directors, Executive Officers and Corporate Governance” (which Item 10 is incorporated by reference from our 2009 Proxy Statement); “Item 11 - Executive Compensation” (which Item 11 is incorporated by reference from our 2009 Proxy Statement, which includes the relevant table entitled “Outstanding Equity Awards at Fiscal Year-End”); “Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” (which Item 12 is incorporated by reference from our 2009 Proxy Statement); and “Item 13 - Certain Relationships and Related Transactions, and Director Independence” (which Item 13 is incorporated by reference from our 2009 Proxy Statement).

(b) Securities Transactions.

In addition to the grant of the replacement options for this Exchange Offer, Stock Options (the subject securities) were granted to certain Eligible Participants in the normal course by the Compensation Committee at its meeting on August 6, 2009. Other than such grant and this Exchange Offer, and except for stock options exercised in the normal course, the Corporation has not engaged, and to its knowledge none of its directors or executive officers has engaged, in any transaction respecting any such stock option.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in the Exchange Offer contained under the CAPTION and sub-caption “OUR FINANCIAL CONDITON, MANAGEMENT, ETC.” - “Annual Report” is hereby incorporated herein by reference, which in turn incorporates by reference from SGRP’s 2008 Annual Report the following relevant items (among others): “Item 6 - Selected Financial Data”; “Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources”; “Item 9A - Controls and Procedures”; “Item 11 - Executive Compensation” (which Item 11 is incorporated by reference from our 2009 Proxy Statement, which includes the relevant table entitled “Outstanding Equity Awards at Fiscal Year-End”); “Item 14 - Principal Accountant Fees and Services”; and “Item 15 - Financial Statements”.

The information set forth in the Exchange Offer contained under the CAPTION and sub-caption “OUR FINANCIAL CONDITON, MANAGEMENT, ETC.” - “Quarterly Reports”,  is hereby incorporated by reference, which in turn incorporates by reference from SGRP’s Quarterly Report on Form 10-Q at and for the period ended June 30, 2009 (the “6-30-09 Quarterly Report”), the following relevant items (among others): “PART I, Item 1 - Financial Statements”; “ PART I, Item 2 - Management’s Discussion and Analysis of Financial Condition, Results of Operations, Liquidity and Capital Resources”; “ PART I, Item 3 - Quantitative and Qualitative Disclosures about Market Risk”; and “PART I, Item 4 - Controls and Procedures”;

The Corporation’s 2008 Annual Report, 6-30-09 Quarterly Report, 2009 Proxy Statement and other SEC filings can be accessed electronically, viewed and downloaded on the Corporation’s website at http://www.sparinc.com.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth under Item 6(c) above is hereby incorporated in this Item 3(a) by reference. In additions, the information set forth in the Exchange Offer contained under the CAPTION and sub-caption “OUR FINANCIAL CONDITON, MANAGEMENT, ETC.” - “Annual Reports” is hereby incorporated herein by reference, which in turn incorporates by reference from SGRP’s 2008 Annual Report the following relevant items (among others): “Item 3 - Legal Proceedings”; “Item 10 - Directors, Executive Officers and Corporate Governance” (which Item 10 is incorporated by reference from our 2009 Proxy Statement); “Item 11 - Executive Compensation” (which Item 11 is incorporated by reference from our 2009 Proxy Statement); and “Item 13 - Certain Relationships and Related Transactions, and Director Independence” (which Item 13 is incorporated by reference from our 2009 Proxy Statement).

(b) Other Material Information.

None other than as disclosed in the Exchange Offer, the 2008 Plan Prospectus and the SEC Reports.

Item 12. Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPAR GROUP, INC.
Date: August 24, 2009	By:	/s/ James R. Segreto
Name: James R. Segreto
Title: Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated August 24, 2009 (the “Exchange Offer”)

(a)(1)(B)	Form of email notice/reminder/cover letter (which will be attached as Exhibit A to the Exchange Offer)

(a)(1)(C)	Election Form Sample (which will be attached as Exhibit B to the Exchange Offer)

(a)(1)(D)	Revocation Form (which will be attached as Exhibit C to the Exchange Offer)

(a)(1)(E)	Outside Directors Share Exchange Rate Schedule (which will be attached as Exhibit D to the Exchange Offer)

(a)(1)(F)	Exchange Offer Q&A’s (which will be attached as Exhibit E to the Exchange Offer)

(a)(1)(G)	Summary Description and Prospectus dated August 24, 2009, respecting the SPAR Group, Inc. 2008 Stock Compensation Plan, as amended